UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Micro Linear Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

5945850109

(CUSIP Number)

Clay Simpson

Vice President, General Counsel and Secretary

303 S. Technology Court

Broomfield, Colorado 80021

(303)-327-3030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven V. Bernard, Esq.

Wilson, Sonsini, Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

August 14, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 5945850109

1.	NAMES OF REPORTING PERSONS: Sirenza Microdevices, Inc. (“Sirenza”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY): 77-0073042
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
1,256,027[1]
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,027[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%[1]
14.	TYPE OF REPORTING PERSON CO

[1]	Pursuant to the Form of Voting Agreement described below, Sirenza may be deemed to have beneficial ownership of Micro Linear common stock held by the other parties to the Voting Agreements and outstanding on the record date of any such vote at a stockholder meeting of Micro Linear’s stockholders or through written consent for certain events as set forth in the Form of Voting Agreement. Based on 12,995,517 shares of Micro Linear common stock outstanding as of August 4, 2006 as set forth in the Merger Agreement (as defined below), Sirenza may be deemed to have beneficial ownership of 1,256,027 shares of Micro Linear common stock if the record date for such a vote or consent were August 14, 2006. 893,527 of the 1,256,027 shares of which Sirenza may be deemed to have beneficial ownership are included pursuant to an outstanding stock option agreement held by a director or executive officer of Micro Linear and exercisable within sixty days. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sirenza that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (“Common Stock”), of Micro Linear Corporation, a Delaware corporation (“Micro Linear”). Micro Linear’s principal executive offices are located at 2050 Concourse Drive, San Jose, California 95131.

Item 2. Identity and Background.

(a)-(c) This Statement is being filed by Sirenza Microdevices, Inc., a Delaware corporation (“Sirenza”). The address of the principal place of business and principal office of Sirenza is 303 S. Technology Court, Broomfield, Colorado 80021. Sirenza, together with its subsidiaries, is a supplier of radio frequency (RF) components. The name, business address and present principal occupation or employment of each executive officer and director of Sirenza, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither Sirenza nor, to Sirenza’s knowledge, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Sirenza nor, to Sirenza’s knowledge, any person named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of Sirenza is set forth on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Covered Shares (as defined below) to which this Statement relates have not been purchased by Sirenza, and thus no funds were used for such purpose. As an inducement for Sirenza to enter into the Merger Agreement described in Item 4 and in consideration thereof, the directors and executive officers of Micro Linear entered into a Voting Agreement, dated as of August 14, 2006 (the “Voting Agreement”) with Sirenza and Metric Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Sirenza, (the “Merger Sub”) with respect to the Covered Shares. The directors and executive officers of Micro Linear are Brent R. Dix, Peter Manno, Steven Moore, Laura Perrone, Timothy Richardson, Joseph Rizzi, Michael Schradle, A. Thampy Thomas and John Zucker, all of whom have signed a Voting Agreement. Sirenza did not pay additional consideration to the directors and executive officers in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

As an inducement for Sirenza to enter into the Merger Agreement (as defined below), the directors and executive officers of Micro Linear entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On August 14, 2006, Sirenza entered into an Agreement and Plan of Merger, by and among Sirenza, Metric Acquisition Corporation, and Micro Linear (the “Merger Agreement”), by which Sirenza has agreed to acquire Micro Linear (the “Merger”). The Merger Agreement provides for Sirenza’s acquisition of Micro Linear by a reverse triangular merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding Micro Linear share of common stock will be converted into the right to receive 0.365 of a share of Sirenza common stock. Based on Micro Linear’s fully diluted shares outstanding and Sirenza’s closing price as reported on the Nasdaq Global Market (the “Nasdaq”) on August 14, 2006, the transaction was valued on August 14, 2006 at approximately $45.6 million.

The exchange ratio is subject to change based on the price of Sirenza’s common stock as reported on Nasdaq prior to the consummation of the merger. If the average closing price of the Company’s common stock as reported on the Nasdaq is less than $7.77 for the ten consecutive trading days ending on the third trading day immediately preceding the date the merger is consummated, the exchange ratio shall be increased such that each share of Micro Linear common stock shall be converted into the number of shares of Sirenza common stock with a value (based on such average) equal to $2.84, provided that the applicable exchange ratio shall never be greater than 0.405. Conversely, if the average closing price of the Company’s common stock as reported by Nasdaq for the above-described period is greater than $11.66, the exchange ratio shall be decreased such that each share of Micro Linear common stock shall be converted into the number of shares of Sirenza common stock with a value (based on such average) equal to $4.26, provided that the applicable exchange ratio shall never be less than 0.325.

The Board of Directors of each company has approved the Merger Agreement. The consummation of the transactions contemplated by the Merger Agreement is subject to customary closing conditions, including the approval of the shareholders of Micro Linear and customary regulatory approvals.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into voting agreements with the directors and officers of Micro Linear (the “Voting Agreements”), pursuant to which those directors and officers have agreed to vote their respective shares of Micro Linear common stock (the “Covered Shares”) in favor of the approval of the principal terms of the Merger Agreement and the Merger, against the approval of any proposal that would result in a breach by Micro Linear of the Merger Agreement and against any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the Merger Agreement.

The foregoing descriptions of the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the full text of such agreements. The Form of Voting Agreement and the Merger Agreement are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreements and the Merger Agreement, neither Sirenza nor, to Sirenza’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Pursuant to the Voting Agreements, Sirenza may be deemed to have beneficial ownership of Micro Linear Common Stock held by the other parties to the Voting Agreements and outstanding on the record date of any vote of Micro Linear’s stockholders at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreements. Based on 12,995,517 shares of Common Stock outstanding as of August 4, 2006, as set forth in the Merger Agreement, Sirenza may be deemed to have beneficial ownership of 1,256,027shares, or 9.7%, of the Common Stock if the record date for such a vote or consent were August 14, 2006. 893,527 of the 1,256,027 shares of which Sirenza may be deemed to have beneficial ownership are included pursuant to an outstanding stock option agreement held by a director or executive officer of Micro Linear and exercisable within sixty days. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Sirenza that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To Sirenza’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Voting Agreement, Sirenza may be deemed to have shared power to vote 1,256,027 shares of Common Stock held by the directors and executive officers of Micro Linear who are signatories to the Voting Agreements.

The information required by Item 2 relating to the directors and executive officers of Micro Linear is set forth on Schedule B and is incorporated herein by reference. During the last five years, to Sirenza’s knowledge, no person named on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to Sirenza’s knowledge, any person named on Schedule B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Sirenza nor, to Sirenza’s knowledge, any person named on Schedule A has effected any transaction in Micro Linear Common Stock during the past 60 days.

(d) Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Sirenza nor, to Sirenza’s knowledge, any person named on Schedule A has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, to Sirenza’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of Micro Linear, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Micro Linear.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Form of Micro Linear Corporation Voting Agreement, dated August 14, 2006, between Sirenza Microdevices, Inc., Metric Acquisition Corporation, and certain stockholders of Micro Linear Corporation (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sirenza on August 17, 2006).

2.	Agreement and Plan of Merger dated as of August 14, 2006, by and among Sirenza Microdevices, Inc., Metric Acquisition Corporation and Micro Linear Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sirenza on August 17, 2006).

Additional Information and Where to Find It.

This Statement on Schedule 13D is not a proxy statement or a prospectus for the proposed transaction. Sirenza will file a registration statement on Form S-4 in connection with the proposed transaction, which will include Micro Linear’s proxy statement and Sirenza’s prospectus for the proposed transaction. Investors are urged to read the proxy statement/prospectus, which will contain important information about the proposed transaction, when it becomes available. The proxy statement/prospectus and other documents which are filed by Sirenza or Micro Linear with the Securities and Exchange Commission (the “SEC”) will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made by Sirenza to Sirenza Microdevices, Inc., 303 S. Technology Court, Broomfield, CO 80021, Attention: Investor Relations or by directing a request when such a filing is made by Micro Linear to Micro Linear Corporation, 2050 Concourse Drive, San Jose, CA 95131, Attention: Investor Relations.

Micro Linear, its directors and certain of its executive officers, as well as Sirenza, its directors and certain of its executive officers, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Micro Linear and their respective interests in the proposed transaction will be set forth in the proxy statement/prospectus that Sirenza and Micro Linear will file with the SEC in connection with the proposed transaction. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2006

SIRENZA MICRODEVICES, INC.

By:	/s/ CLAY SIMPSON
Name:	Clay Simpson
Title:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1.	Form of Micro Linear Corporation Voting Agreement, dated August 14, 2006, between Sirenza Microdevices, Inc., Metric Acquisition Corporation, and certain stockholders of Micro Linear Corporation (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sirenza on August 17, 2006).

2.	Agreement and Plan of Merger dated as of August 14, 2006, by and among Sirenza Microdevices, Inc., Metric Acquisition Corporation and Micro Linear Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sirenza on August 17, 2006).

SCHEDULE A

Set forth below is a list of the directors and executive officers of Sirenza, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Sirenza’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person is c/o Sirenza Microdevices, Inc., 303 S. Technology Court, Broomfield, Colorado 80021.

Name	Present Principal Occupation and Business Address of such Organization
Charles Bland	Chief Financial Officer of Sirenza.

John Bumgarner, Jr.	Director of Sirenza and Managing Member of Utica Plaza Management Company, a family owned real-estate company. Utica Plaza Management Company’s address is Utica Plaza, 2100 South Utica – Penthouse, Tulsa, Oklahoma 74114.

Christopher Crespi	Director of Sirenza and President of Pacific Realm, LLC, a small investment fund which invests in private growth companies and equity funds. Pacific Realm’s address is 65-1235 Opelo Road, Suite A, Kamuela, Hawaii 96743.

Gerald Hatley	Vice President, Controller and Chief Accounting Officer of Sirenza.

Norm Hilgendorf	Chief Strategy Officer of Sirenza.

Phillip Liao	President of Premier Devices - A Sirenza Company and director of Sirenza.

John Ocampo	Chairman of the Board of Sirenza.

Susan Ocampo	Treasurer of Sirenza.

Clay Simpson	Vice President, General Counsel and Secretary of Sirenza.

Casimir Skrzypczak	Member of Board of Directors of Sirenza, JDS Uniphase, ECI Telecom Ltd. WebEx Communications, Somera Communications, Inc. and a number of privately held companies.

Robert Van Buskirk	President and Chief Executive Officer and director of Sirenza.

Gil Van Lunsen	Director of Sirenza.

SCHEDULE B

Certain Information Regarding the Directors and Executive Officers of Micro Linear

The information set forth on this Schedule B relating to the directors and executive officers of Micro Linear is based on information contained in Micro Linear’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 19, 2006 and information provided by the directors and executive officers of Micro Linear on the signature pages to the Voting Agreement. While Sirenza has no reason to believe that such information was not reliable as of its date, Sirenza makes no representation or warranty with respect to the accuracy or completeness of such information. To Sirenza’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person is c/o Micro Linear Corporation, 2050 Concourse Drive, San Jose, California 95131.

Name and Citizenship	Present Principal Occupation and Business Address of such Organization
Brent R. Dix	Vice President, Engineering of Micro Linear

Peter Manno	Vice President, Business Development of Micro Linear

Steven Moore	Vice President, Worldwide Sales and Applications of Micro Linear

Laura Perrone	Director of Micro Linear and Vice President and Chief Financial Officer of Omneon Video Networks. Omneon’s address is 965 Stewart Drive, Sunnyvale, California 94085-3913.

Timothy Richardson	President and Chief Executive Officer and director of Micro Linear.

Joseph Rizzi	Director of Micro Linear and private investor.

Michael Schradle	Vice President, Operations and Chief Financial Officer of Micro Linear

A. Thampy Thomas	Director of Micro Linear and private investor.

John Zucker	Director of Micro Linear and private investor.